FEDERAL LIFE GROUP, INC.
3750 West Deerfield Road
Riverwoods, Illinois 60015

November 2, 2018

VIA EMAIL AND EDGAR

Division of Corporation Finance
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Joseph McCann

Re:	Federal Life Group, Inc. Registration Statement on Form S-1 File No. 333- 227790

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 10:00 a.m. on November 6, 2018, or as soon thereafter as is practicable.

Please contact Wesley R. Kelso, of Stevens & Lee, P.C. at (610) 478-2242 with any questions you may have concerning this request.

Very truly yours,

FEDERAL LIFE GROUP, INC.

By:	/s/ A. William S. Austin
Name:	William S. Austin
Title:	President and
Chief Executive Officer

WRK